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Exhibit 12.1

Ratio of Earning to Fixed Charges
CryoLife - S-3
(in thousands)

	1999	2000	2001	2002	2003	2004
"Earnings" per Item 503(d) Reg S-K
Pretax Income (loss)	6,501	11,633	13,480	(41,434)	(29,226)	(21,766)
Fixed Charges:
Interest Exp	387	299	96	692	415	196
Capitalized Interest	—	—	818	—	—	—
Interest within Rental Expense	476	450	761	834	869	847

Total Fixed Charges	863	749	1,675	1,526	1,284	1,043
Amort.of Capitalized Interest	—	—	12	58	58	58

Total "Earnings"	7,364	12,382	15,167	(39,850)	(27,884)	(20,665)
Less Capitalized Interest	—	—	(818)	—	—	—

Adjusted "Earnings"	7,364	12,382	14,349	(39,850)	(27,884)	(20,665)

Ratio of Earnings to Fixed Charges	8.53	16.53	8.57	NM	NM	NM
Deficiency	N/A	N/A	N/A	(41,376)	(29,168)	(21,708)

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  Exhibit 12.1
Ratio of Earning to Fixed Charges CryoLife - S-3 (in thousands)